FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83 The entity requesting confidential treatment is: Vital Therapies, Inc. 15010 Avenue of Science, Suite 200
San Diego, CA 92128 Attn: Terence E. Winters, Ph.D. Co-Chairman of the Board & Chief Executive Officer Telephone (858) 673-6840

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

April 3, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.
Registration Statement on Form S-1
File No. 333-191711

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 2, 2014 (the “Comment Letter”), to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-191711 (the “Amended Registration Statement”). Specifically, this letter responds to the Staff’s request for supplemental quantitative and qualitative analyses explaining the difference between the estimated offering price and the fair value of equity issuances since December 2013.

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

On February 3, 2014, the Company’s board of directors granted common stock options to purchase an aggregate 61,653 shares of common stock each with an exercise price of $8.00 per share. All of these stock options vest ratably over 48 months.

In establishing the exercise price for these options, the board of directors determined the fair value of the company’s common stock was no greater than $8.00 per share. The board of directors based this determination on its consideration of the January 24, 2014 financing in which the Company sold shares of redeemable convertible senior preferred stock to new investors in an arm’s-length transaction for $8.00 per share. In addition, the board of directors considered the methodology and assumptions for the Company’s December 31, 2013 valuation, which is discussed on page 61of the Amended Registration Statement.

As is typical for initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management and board of directors and the underwriters. During these discussions, the parties considered the quantitative analyses disclosed in the Amended Registration Statement, as well as several non-quantitative factors, such as the valuations of recently completed public offerings and evaluating the issuers’ respective stages of development as compared to our clinical program, the current valuations of public companies at a similar stage of clinical development as the Company, including those pursuing orphan therapies, improved market conditions since December 31, 2013, and the progress of the Company’s clinical development programs.

In response to the Staff’s comment, the Company advises that it will include the following proposed disclosure in a future pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus relating to the offering:

“An assumed offering price of $[CONFIDENTIAL ***] per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, represents an increase of $[CONFIDENTIAL ***] over the exercise price of $8.00 per share of the common stock options granted in February 2014, and an increase of $[CONFIDENTIAL ***] over our December 31, 2013 determination of the estimated fair value of our common stock of $5.93 per share. The difference between such assumed offering price, the exercise price of such stock options and the estimated fair value of our common stock as determined by our board of directors as of December 31, 2013 is attributable to several factors, including the following:

•

The assumed initial public offering price is based on a single outcome that is not probability weighted—a successful initial public offering in the near term. By contrast, the estimated fair value of our common stock as of December 31, 2013, was determined based on the PWERM

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methodology, a probability-weighted approach that incorporates the potential for alternative liquidity events and other outcomes. The probability-weighted approach estimates fair value per share based on a combination of expected possible scenarios. Had we assumed only one scenario in our PWERM of an initial public offering, the indicated estimated fair value of our common stock would have increased by approximately $5.96 per share to $11.89 per share on a marketable basis, which is equal to approximately [CONFIDENTIAL ***] % of the assumed initial public offering price.

•	The assumed initial public offering price assumes the conversion of 16,009,423 shares of preferred stock into common stock and the resulting elimination of all preferred stock preferences, including the $12.00 per share plus accrued and unpaid dividends liquidation preference of 12,508,023 shares of senior preferred stock that stand in front of the common stock prior to a qualified public offering.

•	The assumed initial public offering price also considered a variety of other factors that took place during the period subsequent to the December 31, 2013 valuation such as: (i) the closing of additional preferred stock financings in which we sold $18.4 million of our senior preferred stock at $8.00 per share as disclosed elsewhere in this prospectus, (ii) the valuations of recently completed public offerings at a similar stage of clinical development as us, (iii) improved market conditions since December 31, 2013, and (iv) further progress in our business, such as the enrollment of additional clinical sites and patients in our VTI-208 clinical trial.

•	The assumed initial public offering price represents a price for shares of common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at December 31, 2013 represented a contemporaneous estimate of the fair value of illiquid shares that would remain restricted from public sale for a substantial period of time even after the completion of an initial public offering.

We believe the range we have assumed for the offering is reasonable; however, the actual price of the offering, if successful, will be determined by a constantly changing market and actual investor demand. Accordingly, our actual initial public offering price may vary significantly from the assumed initial public offering price based on a variety of factors, including some that are unrelated to our specific performance or actions such as general market and economic conditions.”

The Company respectfully advises the Staff that there have been no equity issuances since December 2013 other than those disclosed in the Amended Registration Statement.

****

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Please direct any questions or comments regarding the contents of this letter to Martin J. Waters at (858) 350-2308 or mwaters@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.
Duane Nash, Vital Therapies, Inc.
Michael V. Swanson, Vital Therapies, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
William Molloie, PricewaterhouseCoopers LLP